UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the earnings release of Seadrill Limited (the "Company"), dated August 27, 2015, announcing the Company's results for the second quarter ended June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)
Dated: August 28, 2015
	By:	/s/ Georgina Sousa
Georgina Sousa Secretary

EXHIBIT 99.1

 Seadrill Limited (SDRL) - Second quarter 2015 results

August 27, 2015 - Seadrill Limited ("Seadrill" or "the Company"), a world leader in offshore deepwater drilling, announces its second quarter results for the period ended June 30, 2015.

Highlights
•	EBITDA[1] of US$651 million
•	93% economic utilization[2]
•	Net income of $423 million and diluted earnings per share of $0.77
•	The West Tellus and West Carina drillships commenced operations with Petrobras in Brazil on three year contracts
•	Deferred the deliveries of two drillships currently under construction, the West Draco and West Dorado, until the end of the first quarter of 2017
•	Deferred the deliveries of eight jack-ups currently under construction into 2016 and 2017
•	Agreed to a revised leverage ratio with our banking group
•	The West Polaris drillship was sold to Seadrill Partners
•	The Seadrill Group[3] achieved 94% economic utilization
•	Seadrill Group orderbacklog of approximately $14.0 billion
•	Seadrill Group cash savings of approximately $500 million expected during 2015

	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q2 2015 As reported	Q2 2014 As reported	Q2 2014 Underlying[4]	%
Revenue	1,147	1,222	1,155	(0.7)%
EBITDA	651	641	600	7.8%
Margin (%)	57%	52%	52%
Net debt[5]	10,337	12,205	11,048	(6.9)%
Backlog	7,540	13,600	9,500	(26.0)%

Commenting today, Per Wullf, CEO and President of Seadrill Management Ltd., said:
"We continued to deliver safe and efficient operations during the second quarter. We are realizing the benefits of the cost management program we initiated in 2014 and we are now targeting an increased level of cost savings for 2015."

1 EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization'  and has been calculated by taking operating profit plus depreciation and amortization but excluding gains or losses on disposals.  Contingent consideration realized relates to Seadrill's ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA.
2 Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days in the period.
3  Seadrill Group is defined as all companies currently consolidated into Seadrill Limited plus Seadrill Partners and SeaMex.
4 Q2 2014 Underlying is defined as reported Q2 2014 results, adjusted for certain exclusions as discussed in the Appendix I. These numbers are reconciled to the US GAAP reported results for the same period in the Appendix.
5 Net debt represents interest bearing debt less cash and restricted cash balances.

"Seadrill has continued to be proactive in order to manage through the current downcycle. Contract renegotiations with our customers are progressing and we have reached agreements with two shipyards to manage our delivery schedule. We believe market conditions will remain challenging through 2016, and we will continue to focus on safety, efficient operations and cost management."

Financial information
Second quarter 2015

Revenues for the second quarter of 2015 were $1,147 million compared to $1,244 million in the first quarter of 2015.

Operating profit for the quarter was $384 million compared to $703 million in the preceding quarter. The decrease was primarily due to the gain on deconsolidation of SeaMex during the first quarter, and a loss on the sale of the West Polaris to Seadrill Partners during the second quarter.  Taken together, these items account for approximately $261 million, or 82%, of the sequential decline in operating profit.  Excluding these non-recurring items, operating profit declined 11% sequentially.  On a like for like basis, the decline in operating profit can be primarily attributed to the deconsolidation of SeaMex and increased idle time across the fleet.

The loss on disposal is related to the dropdown of the West Polaris to Seadrill Partners. Seadrill's accounting policy is not to recognize any contingent forms of consideration before they are realized. This has resulted in an initial loss on disposal despite an expectation of additional contingent consideration to be received in the future in excess of the loss.

Net financial and other items for the quarter showed a gain of $84 million compared to a loss of $197 million in the previous quarter.  The change in financial items was largely impacted by the sequential change in derivative financial instruments which accounted for $225 million of the quarter over quarter change in financial items.  The movement was also driven by Seadrill's share in results of associated companies, which includes the share of Seadrill Partners' net income. The increase is primarily related to favorable unrealized mark to market revaluations of derivatives within Seadrill Partners.

Income taxes for the second quarter were $45 million, a decrease of $13 million from the previous quarter.  The change was primarily due to a net tax benefit recognized during the quarter in respect of return-to-provision ("RTP") adjustments, offset by higher relative components of our estimated 2015 earnings.

Net income for the quarter was $423 million representing basic and diluted earnings per share of $0.77.

Balance sheet6

As of June 30, 2015, total assets were $25,144 million, a decrease of $529 million compared to the previous quarter.

Total current assets increased to $3,188 million from $2,981 million over the course of the quarter, primarily driven by an increase in amounts due from related parties and the transfer of deferred consideration relating to the sale of the tender rig business from non-current to current.  These increases were partially offset by a reduction in accounts receivable as a result of disposals.

Total non-current assets decreased to $21,956 million from $22,692 million primarily due to the disposal of the West Polaris.

Total current liabilities increased to $3,451 million from $3,329 million primarily due to an increase in the current portion of long term debt, partially offset by a decrease in short term debt due to related party.

Long-term external interest bearing debt decreased to $9,518 million from $10,537 million over the course of the quarter and total net interest bearing debt decreased to $10,337 million from $11,202 million as at March 31, 2015.  The decrease was primarily due to the transfer of the West Polaris loan to Seadrill Partners and debt repayments on the $950 million credit facility.

Total equity increased to $11,159 million as of June 30, 2015 from $10,710 million as of March 31, 2015, primarily driven by net income during the quarter.

6 For the purposes of comparability the Q1 2015 balance sheet has been recast to reflect the adoption of new accounting standards.  See Note 1 and 2 to the attached financial statements for further information.

Cash flow
As of June 30, 2015, cash and cash equivalents were $918 million, an increase of $15 million compared to the previous quarter.

Net cash provided by operating activities for the six month period ended June 30, 2015 was $899 million and net cash provided by investing activities for the same period was $100 million.  Net cash used in financing activities was $913 million.

As of June 30, 2015 common shares outstanding in Seadrill Limited totaled 493,078,680 including our holding of 318,740 treasury shares.  Additionally, we had stock options for 2,679,670 shares outstanding under various share incentive programs for management and directors, of which approximately 1,118,002 are vested and exercisable.  The Company currently holds a TRS agreement with exposure to 4 million shares in Seadrill which matures on September 3, 2015, with a strike price of NOK 97.66 per share.

Operations
During the second quarter, Seadrill owned 19 floaters and 19 jack-up rigs in Northern Europe, US Gulf of Mexico, Mexico, South America, Canada, West Africa, Middle East, Southeast Asia and Australia.  Additionally Seadrill manages eleven Seadrill Partners rigs comprised of eight floaters and three tender rigs, and five jack-up rigs now owned by the SeaMex Joint Venture.  Seadrill also managed two tender rigs owned by SapuraKencana.

At the conclusion of the second quarter Seadrill had 16 floaters in operation and two idle units.  In the jack-up business, there were seventeen units in operation and two idle units.

Seadrill floaters (drillships and semi-submersible rigs) achieved an economic utilization rate of 92% in the second quarter compared to 93% in the first quarter.  Excluding the West Tellus, which had 40 days of downtime during the second quarter, economic utilization was 94%.

Average economic utilization was 97% for Seadrill jack-up rigs in the second quarter compared to 98% in the preceding quarter.

Economic utilization for the Seadrill Group floaters on a combined basis was 93% and 95% excluding the West Tellus and on the jack-up fleet was 97%.

The Seadrill Group's cost savings initiatives put into place at the beginning of 2014 continue to progress following a successful 2014 in which approximately $250 million of cash savings were realized.  During 2015, the Group expects to continue these efforts primarily by reducing or postponing spending in operating expense, G&A and capex and believes that cash savings of approximately $500 million can be realized.

Newbuilding Program
Seadrill currently has 15 rigs under construction comprised of four Drillships, three Semi-submersibles, and eight Jack-ups.

Total remaining yard instalments for these newbuilds are approximately $4.3 billion and $1.1 billion has been paid to the yards in pre-delivery instalments.

During the second quarter Seadrill successfully deferred a number of its newbuild deliveries:

The deliveries of two units currently under construction, the West Draco and West Dorado, have been deferred from the third and fourth quarter of 2015 to the end of the first quarter of 2017.

The expected 2015 deliveries of eight jack-ups currently under construction have been amended, deferring one unit to the end of December 2015, five units to 2016 and two units to 2017.

Discussions with shipyards are ongoing in regards to the delivery dates for the remaining units.

Commercial
During the second quarter of 2015, Seadrill entered into new contracts resulting in total net backlog increase of approximately $300 million.

Seadrill signed a provisional commitment for a new two year extension with Pemex for the semi-submersible unit West Pegasus. The base revenue potential for the new contract is $266 million. The dayrate will be market rate adjusted annually based on a basket of comparable rigs over the preceding period. In conjunction with the extension, the total revenue potential for the current contract was reduced by $45 million. The two year extension and the agreement to reduce the revenue potential of the existing contract are subject to final signature of Pemex management, which is expected by the fourth quarter 2015. The net effect of this agreement has resulted in an increase of $221 million in total revenue potential for the West Pegasus.

Additionally, Seadrill and SeaMex have agreed to reduce the dayrate on five jack-ups for a period of 365 days, resulting in a total backlog reduction of approximately $20 million. The agreement to reduce the revenue potential of the existing contract is contingent upon final confirmation of the two year extension of the West Pegasus by Pemex management. Units included in this agreement are the West Oberon, West Intrepid, West Defender, West Courageous and West Titania.

North Atlantic Drilling secured a contract extension for the semi-submersible rig West Phoenix with Total E&P UK Limited, commencing mid-March 2016 and securing work for the unit through the end of August 2016. The total revenue potential for the contract extension is approximately $62 million.  A portion of the $62 million will be paid during the currently anticipated idle period from the beginning of September 2015 to the middle of March 2016. The Company has the ability to market the rig for alternate work during this period.  As part of the agreement to extend the West Phoenix, the Company has agreed to a dayrate reduction on the current contract effective from June 1, 2015 until its expected conclusion at the end of August 2015, resulting in a reduction to the remaining revenue potential of approximately $16 million.

Seadrill secured a new 18 month extension with ENI for the jack-up unit West Ariel in Congo. The base revenue potential for the new contract is $85 million. In conjunction with the extension, the total revenue potential for the current contract was reduced by $32 million. The net effect of this agreement has resulted in an increase of $53 million in total revenue potential for the West Ariel.

Seadrill has also tentatively agreed with Husky to reduce the dayrate on the West Mira due to the late delivery of the unit.  We are still in discussion with the yard over the impact of this delay and will release the full details of the net effect once these negotiations are complete.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our quarterly fleet status report or news releases on our website www.seadrill.com.

Revenue Backlog
Seadrill's order backlog as of August 27, 2015 is $7.54 billion, comprised of $6.02 billion for the floater fleet and $1.52 billion for the Jack-up fleet.  The average contract duration is 26 months for floaters and 15 months for Jack-ups.

For the Seadrill Group, total order backlog is $14.0 billion

Commercial contract renegotiation discussions continue to advance with some customers and the Company continues to look toward finding commercial agreements that are beneficial to both parties in order to be better positioned for future contract awards.

Market Development
Following the recovery in oil prices during the first quarter, commodity prices have again moved lower and are now approaching the lows witnessed at the beginning of 2015. The low commodity price environment, reductions in oil company spending plans and an increasing supply / demand imbalance for drilling units all continue to have a negative impact on utilization and pricing in all market segments.  As expected, dayrates for new fixture activity remains at, or below, cash flow breakeven levels for both the floater and jack-up markets.

Seadrill continues to believe that this challenging market will continue through 2016 and that visibility for 2017 and beyond is dependent upon commodity price stability, oil companies realizing the benefits of their capital spending rationalization programs and continued fleet attrition.

Ultra-Deepwater Floater Market

Pricing for the remainder of 2015 and 2016 is expected to continue to be driven by a high degree of excess capacity with 91 floaters already idle and 92 additional units ending their current contracts by the end of 2016.

Oil companies continue to prefer newer and more capable equipment, demonstrated by the utilization rates of different asset classes.  Ultra-deepwater units are currently experiencing 81% marketed capacity utilization versus 71% for deep and mid water floaters. During the downcycle older units are more challenged to remain utilized due to the availability of better and more efficient equipment.

Based on the level of current activity seen in the floater market, we expect stacking and scrapping activity to continue through the second half of 2015 and well into 2016. Scrapping activity has continued in the second quarter with an incremental 14 floaters designated for retirement. A total of 40 floaters have been now been scrapped since the end of 2013, equivalent to 12% of the total fleet, and currently there are 28 cold stacked units. Lower than expected stacking costs and a commodity price recovery may delay scrapping decisions as rig owners retain some option value on older units. However, we continue to believe that the significant cost to perform periodic classing activity on these older assets will ultimately drive decisions to cold stack and scrap these less capable units.

Currently the orderbook stands at approximately 78 units, of which 29 are Sete new builds. Approximately 145 units, or 51% of the total marketed floater fleet are rolling off contracts between now and the end of 2017, many of which must undergo a 15 or 20 year classing. Current indications are that a significant number of newbuild orders will be delayed until an improved market justifies taking delivery of the unit. In light of the likely cold stacking, scrapping activity and newbuild delays there remains a high likelihood that there will be limited, or no, growth in the marketed fleet between now and 2018.

Despite the challenging near term market Seadrill believes that in the longer term deepwater production will be required to satisfy world hydrocarbon demand and that it has the ideal fleet positioning to benefit from these requirements.

Premium Jack-up Market

Tendering activity in the premium jack-up market has shown some improvement in the second quarter and shelf production continues to be a cost effective and stable source of production for oil companies, however capacity utilization and dayrates have remained under pressure.

The jack-up market is yet to see the level of stacking and scrapping required to balance supply with demand.  As this cycle progresses it is highly likely that we will see acceleration in scrapping activity in the jack-up market. Currently there are approximately 50 idle units out of a total marketed fleet of 480 that are older than 30 years.  Additionally there are 100 units that are rolling off contracts by the end of 2016, which are also older than 30 years. Together, these 150 rigs, or 30% of the total fleet, represent prime candidates for retirement.

Looking at the global marketed fleet, 47%, or 227 units are older than 30 years, while the newbuild orderbook is 123 units.  A significant portion of these orders were placed by investors with little or no operating track record.  While a number of these speculators may exit projects, these units will eventually reach the market in the hands of more established companies.  The deployment of this incremental supply may be somewhat rationalized, however in the longer term additional units need to be retired to achieve the required supply demand balance.

Financial Update

•	Completed the leverage ratio waiver with the banking group.

•	Completed the sale of the West Polaris to Seadrill Partners.

•	Secured commitments for a $450 million secured credit facility to refinance six jack-ups: the West Mischief, West Resolute, West Freedom, West Vigilant, West Ariel and West Prospero.

The Seadrill Group has now successfully completed $2.15 billion in new funding year to date in 2015. Seadrill continues to benefit from a strong relationship with its core banking group, who are supportive of the Company's ability to operate in the challenging market environment.

For the remainder of 2015 the Company will be looking to finance the delivery of the West Mira and has a $350 million unsecured bond maturing in the third quarter. In light of the strong liquidity position it is expected that this bond will be repaid with excess cash and the Company expects to have adequate cash balances to fund all 2016 debt maturities and scheduled amortizations. Should an attractive offer materialize to refinance, it will be assessed accordingly based on the terms offered.
Third Quarter Guidance
EBITDA is expected to be approximately $160 million less than the second quarter driven by:

•	Idle time on an incremental four floaters in addition to the West Navigator and the West Taurus
◦	West Eminence
◦	West Eclipse
◦	West Venture
◦	West Phoenix (returning to service in March 2016)

•	Idle time on an incremental two jack-ups in addition to the West Triton and the West Resolute
◦	West Vigilant
◦	West Leda

•	Planned SPS surveys for the West Gemini and West Pegasus

•	A full quarter of deconsolidation of the West Polaris following the dropdown to Seadrill Partners

•	Renegotiations on existing contracts

Operationally, performance in the third quarter is strong to date with 31 days of non-planned downtime on the floater fleet and 16 days on the jack-up fleet.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

August 27, 2015
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd represented by:

Per Wullf:	Chief Executive Officer and President
John Roche:	Vice President Investor Relations

Media contacts:
Iain Cracknell
Director of Communications
Seadrill Management Ltd.
+44 (0) 2088 114700

Bell Pottinger+44 (0) 2037 722500

Appendix I

Reconciliation of Q2 2014 underlying with Q2 2014 (as reported)
(in $ million)	Revenue	EBITDA	Net Debt
Q2 2014 As reported	1,222	641	12,205
Exclusions*	67	41	1,157
Q2 2014 Underlying	1,155	600	11,048

* Q2 2014 underlying represents reported numbers adjusted for West Vela, West Polaris, West Titania, West Oberon, West Intrepid, West Courageous and West Defender that have been disposed of by the Company since June 30, 2014 for the purposes of comparability. The adjustments made are:
•	Revenue: exclusion of contract revenue relating to rigs disposed of since June 30, 2014.
•	EBITDA: exclusion of EBITDA relating to rigs disposed of since June 30, 2014.
•	Net debt: exclusion of debt amount outstanding relating to rigs disposed of since June 30, 2014.
Note: West Polaris was disposed of on June 19, 2015. Therefore, the exclusions are only made for the equivalent period in Q2 2014.

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six months ended June 30, 2015 and 2014
(In $ millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Operating revenues
Contract revenues	1,057	1,114	2,201	2,206
Reimbursable revenues	23	73	48	109
Other revenues	67	35	142	128
Total operating revenues	1,147	1,222	2,391	2,443

(Loss)/gain on disposals	(75)	—	111	440
Contingent consideration realized	6	—	10	—

Operating expenses
Vessel and rig operating expenses	422	437	868	929
Reimbursable expenses	19	69	41	101
Depreciation and amortization	192	165	390	339
General and administrative expenses	61	75	126	148
Total operating expenses	694	746	1,425	1,517

Operating income	384	476	1,087	1,366

Financial items and other income and expense
Interest income	17	32	34	43
Interest expense	(100)	(124)	(212)	(242)
Share in results from associated companies (net of tax)	115	54	147	74
Gain/(loss) on derivative financial instruments	44	(95)	(137)	(132)
Foreign exchange (loss)/gain	(22)	22	28	7
Gain on realization of marketable securities	—	131	—	131
Gain on sale of tender rig business	22	—	22	—
Gain on deconsolidation of Seadrill Partners	—	—	—	2,339
Other financial items and other income and expense	8	51	5	90
Total financial items and other income and expense	84	71	(113)	2,310

Income before income taxes	468	547	974	3,676

Income tax (expense)/benefit	(45)	106	(103)	71
Net income	423	653	871	3,747

Net income attributable to the non-controlling interest	44	48	65	74
Net income attributable to the parent	379	605	806	3,674

Basic earnings per share (US dollar)	0.77	1.29	1.63	7.82
Diluted earnings per share (US dollar)	0.77	1.24	1.63	7.48

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2015 and 2014
(In $ millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

Net income	423	653	871	3,747
Other comprehensive loss, net of tax:
Change in unrealized gain/(loss) on marketable securities, net	10	(81)	(120)	(193)
Change in unrealized foreign exchange differences	—	4	(10)	(23)
Change in actuarial gain/(loss) relating to pension	11	(2)	21	(11)
Change in unrealized gain/(loss) on interest rate swaps in VIEs and subsidiaries	1	(2)	—	(2)
Other	—	—		—
Other comprehensive income/(loss):	22	(81)	(109)	(229)

Total comprehensive income for the period	445	572	762	3,518

Comprehensive income attributable to the non-controlling interest	48	46	71	23
Comprehensive income attributable to the parent	397	526	691	3,495

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of June 30, 2015 and December 31, 2014
(In $ millions)
	June 30, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	918	831
Restricted cash	71	268
Marketable securities	324	426
Accounts receivables, net	837	1,017
Amount due from related party	660	402
Assets held for sale - current	—	134
Other current assets	378	231
Total current assets	3,188	3,309
Non-current assets
Investment in associated companies	3,058	2,898
Marketable securities	307	325
Newbuildings	1,920	2,030
Drilling units	15,086	15,145
Goodwill	563	604
Restricted cash	155	181
Deferred tax assets	99	30
Equipment	44	46
Amount due from related party non-current	560	313
Assets held for sale - non-current	—	1,105
Other non-current assets	164	311
Total non-current assets	21,956	22,988
Total assets	25,144	26,297
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,662	2,267
Trade accounts payable	56	84
Short-term amounts due to related party	45	189
Liabilities associated with assets held for sale - current	—	58
Other current liabilities	1,688	1,934
Total current liabilities	3,451	4,532
Non-current liabilities
Long-term debt	9,518	10,208
Long-term debt due to related parties	301	351
Deferred tax liabilities	121	67
Liabilities associated with assets held for sale - non-current	—	50
Other non-current liabilities	594	699
Total non-current liabilities	10,534	11,375
Equity
Common shares of par value $2.00 per share: 800,000,000 shares authorized 492,759,940 outstanding at June 30, 2015 (December 31, 2014, 492,759,938)	985	985
Additional paid in capital	3,272	3,258
Contributed surplus	1,956	1,956
Accumulated other comprehensive loss	(563)	(448)
Retained earnings	4,819	4,013
Total shareholders' equity	10,469	9,764
Non-controlling interest	690	626
Total equity	11,159	10,390
Total liabilities and equity	25,144	26,297

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2015 and 2014
(In $ millions)
	Six Months Ended June 30,
	2015	2014
Cash Flows from Operating Activities
Net income	871	3,747
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	390	339
Amortization of deferred loan charges	19	23
Amortization of unfavorable contracts	(74)	(53)
Gain on sale of tender rig business	(22)	—
Share of results from associated companies	(112)	(52)
Share-based compensation expense	4	5
Gain on disposals and deconsolidations	(111)	(2,779)
Contingent consideration recognized	(10)	—
Unrealized loss related to derivative financial instruments	14	36
Dividends received from associated companies	126	311
Deferred income tax	(13)	(8)
Unrealized foreign exchange gain on long-term debt	(39)	(12)
Payments for long-term maintenance	(40)	(172)
Gain on realization of marketable securities	—	(138)
Other	—	(52)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	149	(34)
Trade accounts payable	(27)	4
Prepaid expenses/accrued revenue	(12)	(7)
Deferred revenue	(42)	14
Related party receivables	59	380
Related party payables	(164)	(482)
Other assets	(13)	77
Other liabilities	(54)	(266)
Net cash provided by operating activities	899	881

Cash Flows from Investing Activities
Additions to newbuildings	(528)	(1,165)
Additions to drilling units and equipment	(200)	(145)
Contingent consideration received	4	—
Sale of business, net of cash disposed	1,183	673
Cash in deconsolidated subsidiaries	—	(90)
Change in restricted cash	87	(45)
Investment in associated companies	(164)	(367)
Purchase of marketable securities	—	(150)
Loan granted to related parties	(304)	—
Payments received from loans granted to related parties	22	2,082
Proceeds from disposal of marketable securities	—	307
Net cash provided by investing activities	100	1,100

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2015 and 2014
(In $ millions)

	Six Months Ended June 30,
	2015	2014
Cash Flows from Financing Activities
Proceeds from debt and revolving line of credit	1,050	1,802
Repayments of debt and revolving line of credit	(1,945)	(2,651)
Debt fees paid	(11)	(14)
Proceeds from debt to related party	—	90
Repayments of debt to related party	—	(532)
Dividends paid to non-controlling interests	(7)	(35)
Contribution from non-controlling interests, net of issuance costs	—	114
Purchase of treasury shares	—	(18)
Employee stock options exercised	—	4
Dividends paid	—	(925)
Net cash used in financing activities	(913)	(2,165)

Cash reclassified as held for sale	—	(17)
Effect of exchange rate changes on cash	1	—

Net increase/(decrease) in cash and cash equivalents	87	(201)
Cash and cash equivalents at beginning of the period	831	744
Cash and cash equivalents at the end of period	918	543

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(272)	(224)
Taxes paid	(82)	(163)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2015 and 2014
(In $ millions)

	Common shares	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2013	938	2,641	1,956	528	1,449	7,512	690	8,202
Sale and purchase of treasury shares, net	—	(23)	—	—	—	(23)	—	(23)
Share based compensation charge	—	5	—	—	—	5	—	5
Employee stock options issued	—	4	—	—	—	4	—	4
Other comprehensive loss	—	—	—	(178)	—	(178)	(51)	(229)
Deconsolidation of Seadrill Partners	—	—	—	—	—	—	(115)	(115)
Dividend payments	—	—	—	—	(925)	(925)	(35)	(960)
Initial public offering of North Atlantic Drilling	—	63	—	—	—	63	52	115
Net income	—	—	—	—	3,674	3,674	74	3,748
Balance at June 30, 2014	938	2,690	1,956	350	4,198	10,132	615	10,747

Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390
Sale and purchase of treasury shares, net	—	10	—	—	—	10	—	10
Share-based compensation charge	—	4	—	—	—	4	—	4
Other comprehensive (loss)/income	—	—	—	(115)	—	(115)	6	(109)
Distributions to non-controlling interests	—	—	—	—	—	—	(7)	(7)
Net income	—	—	—	—	806	806	65	871
Balance at June 30, 2015	985	3,272	1,956	(563)	4,819	10,469	690	11,159

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of June 30, 2015 we owned and operated 38 offshore drilling units and had 15 units under construction. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2014. The year-end condensed balance sheet data that was derived from our audited 2014 financial statements does not include all disclosures required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in United States dollar ("US dollar") rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2014 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.
Related party offsetting
Historically the Company presented balances due to/from Ship Finance on a gross basis. From June 30, 2015 the Company has elected to present this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of the Company's related party net debt position.  Accordingly the Company has re-presented $45 million related to SFL Deepwater Ltd, $5 million related to SFL Hercules Ltd, and  $14 million related to SFL Linus, as at December 31, 2014 from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). Similarly, the Company has presented $51 million related to SFL Deepwater Ltd and $63 million related to SFL Hercules Ltd as at June 30, 2015 from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). Refer to Note 16 - Variable interest entities.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

The company has adopted Accounting Standards Update ("ASU") 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as at June 30, 2015, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the second quarter of 2015. As a result, $42 million of debt issuance costs have been reclassified from Other current assets to a direct deduction from Current portion of long-term debt as at December 31, 2014 and $103 million of debt issuance costs have been reclassified from Other non-current assets to a direct deduction from Long-term debt as at the same date. Similarly, as at June 30, 2015, $37 million of debt issuance costs have been presented as a direct deduction from the current portion of long-term debt and $95 million of debt issuance costs have been presented as a direct deduction from long-term debt as at that date.

In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria for reporting discontinued operations to include only disposals representing a strategic shift in operations. The ASU also requires expanded disclosures regarding the assets, liabilities, income, and expenses of discontinued operations. Seadrill adopted this guidance in the period, which was effective for the discontinued operations occurring after January 1, 2015. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which required two accounting changes. First, the amendments in this Update changed the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments required separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which would result in secured borrowing accounting for the repurchase agreement. The ASU also requires for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. Seadrill adopted this guidance in the period.  However, the adoption of this guidance does not have a material impact on Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual reporting periods beginning after December 15, 2017, and interim periods therein and early adoption is not permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The FASB issued this guidance to respond to stakeholders' concerns about the current accounting for consolidation of certain legal entities. Financial statement users asserted that in certain situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity's economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this guidance rescind that deferral and address those concerns by making changes to the consolidation guidance. The ASU will be effective for public entities in the first annual period, and for interim periods therein, beginning after December 15, 2015 and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. This ASU will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 – Segment information

Operating segments

The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following segments:

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Other: Primarily consists of rig management services.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Total revenue
(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Floaters	786	852	1,618	1,665
Jack-up rigs	328	335	705	650
Other	33	35	68	128
Total	1,147	1,222	2,391	2,443

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization
(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Floaters	142	121	283	248
Jack-up rigs	50	44	107	91
Total	192	165	390	339

Operating income - Net Income
(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Floaters	257	361	633	1,145
Jack-up rigs	123	112	448	215
Other	4	3	6	6
Operating income	384	476	1,087	1,366
Unallocated items:
Total financial items and other	84	71	(113)	2,310
Income taxes	(45)	106	(103)	71
Net Income	423	653	871	3,747

Drilling Units and Newbuildings - Total Assets
(In $ millions)	As of June 30, 2015	As of December 31, 2014
Floaters	12,731	12,849
Jack-up rigs	4,275	4,326
Total Drilling Units and Newbuildings	17,006	17,175
Goodwill
Floaters	563	604

Unallocated items:
Assets held for sale	—	1,239
Investments in associated companies	3,058	2,898
Marketable securities	631	751
Cash and restricted cash	1,144	1,280
Other assets	2,742	2,350
Total Assets	25,144	26,297

Capital expenditures – fixed assets
(In $ millions)	Six Months Ended June 30,
	2015	2014
Floaters	715	740
Jack-up rigs	60	738
Total	775	1,478

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Gain / (Loss) on disposals

Period ended June 30, 2015

Disposal of the West Polaris
On June 19, 2015, the Company sold the entities that owned and operated the West Polaris (the "Polaris business"), to Seadrill Operating LP ("Seadrill Operating"), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. The entities continue to be related parties subsequent to the sale.
The purchase price consisted of an initial enterprise value of $540 million, less debt assumed of $336 million. The fair value of consideration recognized on disposal was $235 million, which comprised of $204 million of cash received during the period, and a working capital adjustment receivable of $31 million, which is expected to be paid during Q3 2015.
Additional contingent consideration in the form of a seller's credit of $50 million is also potentially due from Seadrill Partners in 2021, which will carry interest at a rate of 6.5% per annum. The repayment of the seller's credit is contingent on the future re-contracted day rate.  During the 3 year period following the completion of the current customer contract, the final amount payable will be adjusted downwards to the extent the average re-contracted operating day rate (net of commissions), adjusted for utilization, over the period, is less than $450 thousand per day. If the rig is off contract during this period, the reduction is equal to $450 thousand per day.
In addition, the Company may be entitled to receive further contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450 thousand per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract completing in March 2018 and (b) 50% of any day rate earned above $450 thousand per day, adjusted for daily utilization, tax and agency commission fee after the conclusion of the existing contract until 2025.
The Company's accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events.  From the disposal date of the West Polaris on June 19, 2015 to June 30, 2015, the Company has recognized $2 million in contingent consideration, as it became realized, within 'Contingent consideration realized' included within operating income.
The loss recognized at the time of disposal of the Polaris business was $75 million, after taking into account a goodwill allocation of $41 million. The loss has been presented in our consolidated statement of operations, under 'Gain/loss on disposals' included within operating income.
(In $ millions)
Initial enterprise value	540
Less: Debt assumed	(336)
Initial purchase price	204

Plus: Working capital adjustment	31
Adjusted initial purchase price	235

Cash	204
Plus: Working capital receivable	31
Fair value of purchase consideration recognized on disposal	235

Less: net carrying value of assets and liabilities	(269)
Less: allocated goodwill to subsidiaries	(41)
Initial loss on disposal	(75)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Under the terms of various agreements between Seadrill and Seadrill Partners LLC, entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue to provide management, technical and administrative services to the Polaris business.  See further discussion in Note 17 for details of these services and agreements.
The sale of the Polaris business does not qualify for reporting as a discontinued operation as the sale of the Polaris business is not considered to represent a strategic shift expected to have a major effect on the Company's operations and financial results.
SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. ("Fintech"), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs ("the jack-up drilling rigs") were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited ("SeaMex"), which was previously 100% owned by the Company, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling units (the "Disposal Group"), and accordingly the Company has deconsolidated these entities as of March 10, 2015, and has recognized its remaining 50% investment in the joint venture at fair value.  The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the disposal group from Seadrill.

Total consideration in respect of the Disposal Group was $1,171 million from SeaMex to Seadrill.  This was comprised of net cash of $586 million, a Seller's credit receivable of $250 million, short term related party receivable balances of $185 million and direct settlement of Seadrill's debt facilities relating to the West Oberon amounting to $150 million.   The Seller's credit bears interest at a rate of LIBOR plus a margin of 6.50% and matures in December 2019.  See Note 17 to the consolidated financial statements for further details on the related party balances.

Seadrill utilized the cash consideration to repay outstanding debt facilities in respect of the West Courageous, West Defender and West Intrepid. See further details in Note 12 to the consolidated financial statements.

The total recognized gain on disposal was $186 million, after taking into account a goodwill allocation of $49 million, which has been presented in our consolidated statement of operations, under "(Loss)/gain on disposals" included within operating income.

The Company has not presented this disposal group as a discontinued operation in the statement of operations as it does not represent a strategic shift that has (or will have) a major effect on the Company's operations and financial results.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In $ millions)	As at March 10, 2014
FAIR VALUE OF CONSIDERATION RECEIVED
Net cash consideration received	749
Seller's credit recognized	250
Direct repayment of debt by the JV on behalf of Seadrill	150
Consideration receivable in respect of West Titania	162
Other related party balances receivable	23
Cash paid to acquire 50% interest in the JV	(163)
Fair value of consideration received	1,171

FAIR VALUE OF RETAINED 50% INVESTMENT IN SEAMEX LIMITED	163

CARRYING VALUE OF NET ASSETS
Current assets
Cash and cash equivalents	40
Accounts receivables, net	94
Deferred tax assets ST	8
Other current assets	20
Total current assets	162

Non-current assets
Drilling units	969
Deferred tax asset LT	4
Other non-current assets	86
Goodwill	49
Total non-current assets	1,108
Total assets	1,270

LIABILITIES
Current liabilities
Trade accounts payable	(1)
Other current liabilities	(61)
Total current liabilities	(62)

Non-current liabilities
Other non-current liabilities	(60)
Total non-current liabilities	(60)
Total liabilities	(122)
Carrying value of net assets	1,148

GAIN ON DISPOSAL	186

In connection with the JV agreement, SeaMex entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides SeaMex with certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 8% of Seadrill's costs and expenses incurred in connection with providing these services. The agreement can be terminated by SeaMex by providing 120 days written notice.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Contingent consideration recognized

During the three and six months ended June 30, 2015, the Company recognized contingent consideration receivable amounting to $6 million and $10 million respectively (three and six months ended June 30, 2014: nil and nil, respectively). Contingent consideration recognized during the six months ended June 30, 2015 comprised of $8 million relating to the disposal of the West Vela in November 2014 and $2 million relating to the disposal of West Polaris in June 2015. During the three months ended June 30, 2015, the amount recognized consisted of $4 million related to the disposal of West Vela and $2 million relating to the disposal of West Polaris.

Period ended June 30, 2014

On March 21, 2014, we completed the sale of the entities that own and operate the West Auriga (the "Auriga business"), to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners LLC and 49% owned by the Company. The entities continue to be related parties subsequent to the sale.

The agreed purchase price consisted of an enterprise value of $1.24billion, less debt assumed of $443 million. The total consideration of $797 million comprised cash of $697 million, and a discount note receivable of $100 million. The purchase price was subsequently adjusted by a working capital adjustment of $331 million. The total recognized gain on sale of the Auriga business was $440 million, which has been presented in our consolidated statement of operations, under "(Loss)/gain on disposals", included within operating income.

Note 5 – Taxation

Income taxes consist of the following:
(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Current tax benefit/(expense):
Bermuda	—	—	—	—
Foreign	(51)	101	(116)	63
Deferred tax benefit/(expense):
Bermuda	—	—	—	—
Foreign	6	5	13	8
Total tax (expense)/benefit	(45)	106	(103)	71
Effective tax rate	9.6%	(19.4)%	10.6%	(1.9)%

The effective tax rate for the three and six months ended June 30, 2015 is higher compared to respective periods in 2014 primarily as a result of non-taxable gain on deconsolidation of Seadrill Partners in 2014, not repeated in 2015.

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Income taxes for the three and six months ended June 30, 2015 and 2014 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Income taxes at statutory rate	—	—	—	—
Effect of taxable income in various countries	(45)	106	(103)	71
Total	(45)	106	(103)	71

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax asset (liability) consists of the following:

Deferred Tax Assets:
(In $ millions)	June 30, 2015	December 31, 2014
Pension	8	19
Provisions	11	20
Net operating losses carried forward	372	291
Other	1	3
Gross deferred tax asset	392	333
Valuation allowance related to net operating losses carried forward	(284)	(280)
Net deferred tax asset	108	53

Deferred Tax Liability:
(In $ millions)	June 30, 2015	December 31, 2014
Property, plant and equipment	(104)	(60)
Foreign exchange	(17)	(7)
Gross deferred tax liability	(121)	(67)
Net deferred tax liability	(13)	(14)

Net deferred taxes are classified as follows:
(In $ millions)	June 30, 2015	December 31, 2014
Short-term deferred tax asset	9	23
Long-term deferred tax asset	99	30
Short-term deferred tax liability	—	—
Long-term deferred tax liability	(121)	(67)
Net deferred tax liability	(13)	(14)

Future taxable income justifies the inclusion of tax loss carry-forwards in the calculation of net deferred taxes.

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net income attributable to the parent	379	605	806	3,674
Less: Allocation to participating securities	(1)	(1)	(2)	(5)
Net income available to shareholders	378	604	804	3,669
Effect of dilution	—	9	—	19
Diluted net income available to shareholders	378	613	804	3,688

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Basic earnings per share:
Weighted average number of common shares outstanding	493	469	493	469
Diluted earnings per share:
Weighted average number of common shares outstanding	493	469	493	469
Effect of dilutive share options	—	1	—	1
Effect of dilutive convertible bonds	—	23	—	23
Weighted average number of common shares outstanding adjusted for the effects of dilution	493	493	493	493

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "Other comprehensive income" ("OCI").

Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the marketable securities in the balance sheet:

	As at June 30, 2015
(In $ millions)	Original cost	Cumulative unrealized fair value gains/(losses)	Cumulative other than temporary impairments	Carrying value
SapuraKencana	373	(66)	—	307
Seadrill Partners - Common Units	821	(497)	—	324
Total	1,194	(563)	—	631

	As at December 31, 2014
(In $ millions)	Original cost	Cumulative unrealized fair value gains/(losses)	Cumulative other than temporary impairments	Carrying value
SapuraKencana	373	(48)	—	325
Seadrill Partners - Common Units	821	(395)	—	426
Total	1,194	(443)	—	751

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Marketable securities and changes in their carrying value are as follows:

	Six Months Ended June 30, 2015
(In $ millions)	Gross Unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain/(loss) reclassified into income
SapuraKencana	(18)	—	—	—
Seadrill Partners - Common Units	(102)	—	—	—
Total	(120)	—	—	—

	Six Months Ended June 30, 2014
(In $ millions)	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain/(loss) reclassified into income
Petromena	(7)	3	—	—	—	—
Sapura Kencana	—	—	(113)	(297)	—	131
Seadrill Partners - Common Units	—	—	51	—	821	—
Total	(7)	3	(62)	(297)	821	131

Marketable securities in SapuraKencana and Seadrill Partners with an aggregate fair value of $631 million are in an unrealized loss position.  Aggregate unrealized losses of $563 million have been recognized within accumulated other comprehensive income.  These securities have all been in an unrealized loss position for less than 12 months.

Seadrill Partners - Common Units
Our ownership interest in Seadrill Partners' common units is 28.6% of total outstanding units as of June 30, 2015.

As of June 30, 2015 an accumulated unrealized loss of $497 million has been recognized in accumulated other comprehensive income. We have evaluated the near term prospects of the Seadrill Partners in relation to the severity and duration of the impairment.  Seadrill Partners continues to make significant distributions to its common unitholders.  Its drilling units are largely on long term contracts and so it has reduced exposure to short term movements in market conditions or dayrates.  Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be other-than-temporarily impaired at June 30, 2015.

SapuraKencana
Our ownership interest in SapuraKencana's outstanding common shares is 8.18%.

As of June 30, 2015 an unrealized loss of $66 million had been recognized in accumulated other comprehensive income. We have evaluated the near term prospects of SapuraKencana in relation to the severity and duration of the impairment.  Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be other-than-temporarily impaired at June 30, 2015.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these financial statements:
(In $ millions)	June 30, 2015	December 31, 2014
Archer	—	—
Seabras Sapura Participacoes	25	21
Seabras Sapura Holdco	114	117
Itaunas Drilling	3	3
Camburi Drilling	6	6
Sahy Drilling	4	4
Seadrill Partners - Total direct ownership interests	2,077	2,091
Seadrill Partners - Subordinated Units	416	412
Seadrill Partners - Seadrill member interest and IDRs*	244	244
SeaMex Ltd	169	—
Total	3,058	2,898

*The Seadrill Partners - Seadrill member interest and IDRs are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently remeasured.

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex, which was previously 100% owned by the Company, and the jack-up drilling rigs were acquired by SeaMex from Seadrill.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling rigs, and accordingly the Company has deconsolidated these entities as of March 10, 2015, and has recognized its retained 50% investment in the joint venture at fair value. See Note 4 to the Financial Statements for further details.

Note 9 – Newbuildings
(In $ millions)	Six months ended June 30, 2015	Year ended December 31, 2014
Opening balance	2,030	3,419
Additions	567	2,503
Transfers to drilling units	(677)	(3,892)
Closing balance	1,920	2,030

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Drilling units
(In $ millions)	June 30, 2015	December 31, 2014
Cost	18,292	19,101
Accumulated depreciation	(3,206)	(2,991)
Re-classified as assets held for sale	—	(965)
Net book value	15,086	15,145

Depreciation expense on drilling units was $188 million and $383 million for the three and six months ended June 30, 2015, respectively and $164 million and $336 million for the three and six months ended June 30, 2014, respectively.

In June 2015, the West Polaris was disposed. For more details see Note 4 to the consolidated financial statements, included herein.

In March 2015, the West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were disposed.  For more details see Note 4 to the consolidated financial statements, included herein.

Note 11 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:
(In $ millions)	Six months ended June 30, 2015	Year ended December 31, 2014
Opening balance
Goodwill	836	1,200
Accumulated impairment losses	(232)	—
	604	1,200
Disposals and deconsolidations	(41)	(315)
Impairment of goodwill	—	(232)
Re-classified as assets held for sale	—	(49)

Closing balance
Goodwill	795	836
Accumulated impairment losses	(232)	(232)
	563	604

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Debt
(In $ millions)	June 30, 2015	December 31, 2014
Credit facilities:
$700 facility	20	420
$2,000 facility (North Atlantic Drilling)	1,283	1,367
$400 facility	60	280
$420 facility	—	351
$440 facility	241	258
$450 facility	—	416
$1,450 facility	413	433
$360 facility (Asia Offshore Drilling)	291	309
$300 facility	198	210
$1,750 facility (Sevan Drilling)	1,155	1,225
$150 facility	—	150
$450 facility	371	397
$1,500 facility	1,406	1,469
$1,350 facility	1,249	1,317
$950 facility	721	—
Total credit facilities	7,408	8,602

Ship Finance International Loans:
$375 facility	320	284
$390 facility	282	303
$475 facility	378	451
Total Ship Finance International Loans	980	1,038

Unsecured bonds:
Unsecured bonds	2,826	2,856
Total unsecured bonds	2,826	2,856

Other credit facilities with corresponding restricted cash deposits	98	124
Total debt principal	11,312	12,620
Less: current portion of debt principal	(1,699)	(2,309)
Long-term portion of debt principal	9,613	10,311

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As discussed in Note 2, the Company has adopted ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as at June 30, 2015. As a result, the consolidated balance sheet as at December 31, 2014 has been restated to reflect this change in accounting principle. Details of the debt issuance costs netted against the current and long-term debt for each of the period presented are shown below.
As at June 30, 2015
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,699	(37)	1,662
Long-term debt	9,613	(95)	9,518
Total	11,312	(132)	11,180

As at December 31, 2014
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	2,309	(42)	2,267
Long-term debt	10,311	(103)	10,208
Total	12,620	(145)	12,475

The outstanding debt as of June 30, 2015 is repayable as follows:
(In $ millions)	As at June 30, 2015
Twelve months ended June 30, 2016	1,699
Twelve months ended June 30, 2017	1,879
Twelve months ended June 30, 2018	2,322
Twelve months ended June 30, 2019	2,484
Twelve months ended June 30, 2020	1,974
Twelve months ended June 30, 2021 and thereafter	954
Total debt principal	11,312

The Company routinely monitors the market for opportunities to strengthen its balance sheet and may from time take steps to do so, including making repurchases of its debt securities.

The significant developments relating to the Company's debt in the six months ended June 30, 2015 are explained below.

Credit Facilities

$700 million senior secured term loan
In October 2010, the Company entered into a $700 million senior secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which have been pledged as security. The facility bears interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. During the six months ended June 30, 2014, the tranches relating to the West Courageous, West Defender, and the West Intrepid were repaid, as well as the revolving credit tranche. The outstanding balance as at June 30, 2015 was $20 million (December 31, 2014: $420 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

$400 million senior secured credit facility
In December 2011, the Company entered into a $400 million senior secured credit facility with a syndicate of banks. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton have been pledged as security. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. During the six months ended June 30, 2015 we repaid $220 million of the revolving credit tranche. The outstanding balance as at June 30, 2015 was $60 million (December 31, 2014: $280 million).

$450 million senior secured credit facility
In December 2012, we entered into a $450 million senior secured credit facility with a syndicate of banks, and was drawn down on January 3, 2013. The West Eclipse semi-submersible rig was pledged as security. The facility was scheduled to mature within one year and bore interest of LIBOR plus 3.00%. On December 20, 2013, we amended this facility for an additional one year, with an amended interest rate of LIBOR plus 2.00%. On December 19, 2014, we amended this facility with a new maturity date of February 3, 2015 on the same terms. In January 2015, this facility has been repaid in full and replaced with a new $950 million facility. The outstanding balance as at June 30, 2015 was nil (December 31, 2014: $416 million).

$150 million senior secured credit facility
In October 2013, we entered into a $150 million secured credit facility with a bank. The West Oberon and the West Prospero were pledged as security.  The facility bears interest of LIBOR plus a margin of 0.75%, with a maturity date in June 2014. The loan was subsequently amended with a new maturity date of March 31, 2015 and revised margin of 1.0%. In March 2015, this facility was repaid in full as part of the SeaMex transaction - see Note 4 for further details. The outstanding balance as at June 30, 2015 was nil (December 31, 2014: $150 million).

$950 million senior secured credit facility
In January 2015 the Company entered into a $950 million senior secured credit facility with a syndicate of banks and export credit agencies to fund the delivery of the West Carina and to refinance the Company's indebtedness related to the West Eclipse. The facility comprises of a $60 million term loan, a $250 million revolving facility and a $190 million ECA facility for the West Carina; and a $225 million term loan and a $225 million revolving facility for the West Eclipse. The term loans and revolving credit facilities bear interest at LIBOR plus 2.00% and the ECA facility has a CIRR fixed interest rate of 2.12%. The West Carina term loan and revolving credit facility have a five year maturity and a twelve year profile, with a balloon payment of $187 million in year five. The West Carina ECA facility has a twelve year maturity and a twelve year profile.  The West Eclipse term loan has a five year maturity and a five year profile. The West Eclipse revolving credit facility has a maturity of five years and is non-amortizing, with a balloon payment of $225 million in year five.  If the commercial facilities are not refinanced satisfactorily after five years then the ECA facility also becomes due. During the six months ended June 30, 2015 we repaid $229 million of the facility. The total outstanding balance as at June 30, 2015 was $721 million (December 31, 2014: nil).

$420 million senior secured credit facility
In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners.  One of the entities sold was the sole borrower under this facility. See Note 4 for further details.  The total outstanding balance as at June 30, 2015 was nil (December 31, 2014: $351 million).  Seadrill Limited continues to act as a guarantor under the facility.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Senior secured credit facilities

In May 2015, the Company executed an amendment to the covenants contained in all of its senior secured credit facilities. Under the amended terms, the permitted leverage ratio has been amended to the following:

•	6.0:1, from and including the financial quarter starting on July 1, 2015 and including the financial quarter ending on September 30, 2016;
•	5.5:1, from and including the financial quarter starting on October 1, 2016 and including the financial quarter ending December 31, 2016;
•	4.5:1, from and including the financial quarter starting on January 1, 2017 until the final maturity date.

In connection with the amendment, effective from July 1, 2015, an additional margin may be payable on the senior secured credit facilities as follows:

•	.125 percent per annum if the leverage ratio is 4.50:1 up to and including 4.99:1;
•	.25 percent per annum if the leverage ratio is 5.00:1 up to and including 5.49:1;
•	.75 percent per annum if the leverage ratio is 5.50:1 up to and including 6.00:1

Covenants contained in our debt facilities

The full list of the Company's covenants is disclosed in the annual report on 20-F for the year ended December 31, 2014.

During the six months ended June 30, 2015 the following changes were made to the Company's covenants, other than that already described above:

Covenants contained in North Atlantic Drilling Limited ("NADL")

In February 2015, NADL received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, NADL received approval to amend its $2 billion credit facility and $475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill will provide a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within NADL's credit facilities or bond agreements.

Note 13 – Common shares

	June 30, 2015		December 31, 2014
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	493,078,680	986	493,078,678	986
Treasury shares held by Company	(318,740)	(1)	(318,740)	(1)
Outstanding common shares in issue	492,759,940	985	492,759,938	985

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Accumulated other comprehensive income

Accumulated other comprehensive income as of June 30, 2015 and December 31, 2014 was as follows:
(In $ millions)	June 30, 2015	December 31, 2014

Unrealized gain on marketable securities	(563)	(443)
Unrealized gain on foreign exchange	41	51
Actuarial loss relating to pension	(42)	(57)
Share in unrealized gains from associated companies	1	1
Accumulated other comprehensive income	(563)	(448)

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is nil.  The income tax benefit on actuarial loss relating to pension is $14 million as of June 30, 2015 and $22 million as of December 31, 2014.

Note 15 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. Amounts available on revolving credit facilities can be drawn down with short term notice, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At June 30, 2015 the Company had interest rate swap agreements with an outstanding principal of $6,779 million (December 31, 2014: $7,918 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Gain/(loss) on derivative financial instruments". The total fair value of the interest rate swaps outstanding at June 30, 2015 amounted to a gross liability of $173 million and a net liability of $141 million due to master netting agreements with our counterparties (December 31, 2014: a gross liability of  $191 million and net liability of $134 million). The fair value of the interest rate swaps are classified as either "Other current liabilities" or "Other current assets" in the balance sheet.

Cross currency interest rate swaps not qualified as hedge accounting

At June 30, 2015 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2014: $807 million) with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.94% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Gain/(loss) on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at June 30, 2015 amounted to a gross and net liability of $241 million (December 31, 2014: gross and net liability of $201 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate hedge accounting

A Ship Finance subsidiary consolidated by the Company as a Variable Interest Entity ("VIE") (refer to Note 16) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of June 30, 2015.
Variable interest entity	Outstanding principal as at	Receive rate	Pay rates	Length of contracts
	June 30, 2015
	(In $ millions)
SFL Linus Limited (West Linus)	212	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

The total fair value of interest swaps under hedge accounting at June 30, 2015 amounted to a liability of $3 million (December 31, 2014: liability of $3 million), classified as other non-current liabilities in the balance sheet. In the six months ended June 30, 2015, the VIE Ship Finance subsidiary recorded fair value losses of nil (year ended June 30, 2014: $1 million fair value losses) on interest rate swaps. These losses were recorded by the VIE in "Other comprehensive income" but due to their ownership by Ship Finance the losses are allocated to "Non-controlling interests" in our consolidated statement of changes in equity. Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three and six months ended June 30, 2015 (three and six months ended June 30, 2014: no fair value gain or loss).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollars.  The Company's reporting currency is also US dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At June 30, 2015, the Company had forward contracts to sell approximately $64 million between July 2015 and August 2015 at exchange rates averaging NOK 7.85 per US dollar. The total fair value of NOK currency forward contracts as at June 30, 2015 amounted to a liability of nil (December 31, 2014: liability of $24 million); these contracts are classified as other current liabilities in the balance sheet.

At June 30, 2015, the Company also had British Pounds Sterling (GBP) forward contracts to sell approximately $30 million in July 2015 at exchange rates averaging GBP 1.57 per US dollar. The total fair value of GBP currency forward contracts as at June 30, 2015 amounted to an asset of $1 million (December 31, 2014: liability of $3 million); these contracts are classified as other current assets in the balance sheet.

Other derivative agreements

Total Return Swap Agreements

As at June 30, 2015 the Company had Total Return Swap ("TRS") agreements for 4,000,000 Seadrill Limited shares at an average strike price of NOK 97.66. The fair value of the TRS agreements at June 30, 2015 was a liability of $8 million (December 31, 2014: liability of $5 million). The fair values of the TRS agreements are classified as other current liabilities in the balance sheet as at June 30, 2015 and 2014.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Sevan share repurchase agreements
The Company has entered into agreements in which the Company sold its shares in Sevan Drilling ASA to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As at December 31, 2014 the Company had agreements for 216,065,464 Sevan Drilling ASA shares at a strike price of NOK4.1701 and 81,828,500 Sevan Drilling ASA shares at a strike price of NOK4.1966. On February 6, 2015, these forward agreements were settled and new forward agreements were entered into. The cash settlement was $134 million. On May 7, 2015, the Company rolled forward the agreement and entered into a forward agreement for 216,065,464 Sevan shares expiring August 10, 2015 with a strike price of NOK 0.6247, and a second forward agreement for 81,828,500 Drilling ASA shares expiring August 6, 2015 with a strike price of NOK 0.6243.
As part of the Sevan Drilling group's internal restructuring program effective from June 30, 2015 the parent company of the Sevan Drilling group was migrated from Sevan Drilling ASA, a Norwegian registered entity, to Sevan Drilling Limited, a Bermudan registered entity. As part of the restructuring, shareholders in the Norwegian Oslo Børs listed entity were distributed shares in the Bermudan entity on a 20:1 basis. The Norwegian entity was then delisted from the Oslo Børs stock exchange, and the Bermudan entity was listed in its place, maintaining the ticker "SEVDR". Accordingly the outstanding share repurchase agreements mentioned above were terminated for consideration paid of $4 million, and the Company completed the repurchase of the 297,893,964 shares in Sevan Drilling ASA at a value equal to the nominal value of the shares. Simultaneously new agreements were taken out to repurchase the Sevan Drilling Limited shares distributed to the same banks.  As of June 30, 2015 the Company had agreements for 10,803,274 Sevan Drilling Limited shares to be repurchased on August 10, 2015 at a strike price of NOK9.7960 and 4,091,425 Sevan Drilling Limited shares to be repurchased on August 7, 2015 at a strike price of NOK12.4860. As a result of these transactions, the Company maintained a controlling interest in the Sevan Drilling group, and as a result the Sevan Drilling group remains consolidated in the Company's consolidated financial statements. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company has recognized the liabilities associated with these repurchases in other current liabilities in the amount of $20 million as of June 30, 2015 (December 31, 2014: $167 million).

On August 7, 2015, the Company rolled the forward agreement for 4,091,425 shares in Sevan Drilling Limited with a new expiry date of November 6, 2015 and a strike price of NOK 8.5539. On August 11, 2015, the Company rolled the forward agreement for 10,803,274 shares in Sevan Drilling Limited with a new expiry date of November 6, 2015 and a strike price of NOK 8.9482.

SapuraKencana financing agreements

In September 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of its equity investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as of June 30, 2015 amounted to $307 million (December 31, 2014: $325 million), and was presented as a long term marketable security on the balance sheet. The unrealized gains and losses resulting from measuring the fair value of these contracts at June 30, 2015 are a gross asset of $111 million, and a gross liability of $111 million (December 31, 2014: gross asset of $103 million and gross liability of $103 million) which have been offset in the balance sheet and income statement as these agreements meet the criteria for offsetting. The $250 million received as a prepayment to Seadrill is included in other long-term liabilities.

Subsequent to the period end, on July 10, 2015, the Company amended the financing arrangement relating to its equity investment in SapuraKencana and extended the agreement to July 2018. The total financing was reduced from $250 million to $160 million, and the corresponding restricted cash of $94 million was settled against the liability. The company is in the process of finalizing the accounting treatment for this transaction.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The total realized and unrealized gains and losses recognized in the consolidated statement of operations relating to above derivative arrangements for the three and six months ended June 30, 2015 and 2014 are as follows:

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
Gains/(losses) recognized in statement of operations relating to financial instruments	2015	2014	2015	2014
Interest rate swap agreements not qualified as hedge accounting	16	(80)	(80)	(109)
Cross currency interest rate swaps not qualified as hedge accounting	21	(29)	(47)	(27)
Foreign currency forwards not qualified as hedge accounting	6	(2)	(5)	2
Total Return Swap Agreements	2	25	(4)	19
Other	(1)	(9)	(1)	(17)
Total	44	(95)	(137)	(132)

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at June 30, 2015 and December 31, 2014 were as follows:
	June 30, 2015		December 31, 2014
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	918	918	831	831
Restricted cash	226	226	449	449
Related party loans receivable - short term	346	346	69	69
Related party loans receivable - long term	495	495	311	311
Liabilities
Current portion of floating rate debt	1,321	1,321	1,928	1,928
Long-term portion of floating rate debt	7,067	7,067	7,713	7,713
Current portion of fixed rate CIRR loans	36	36	39	39
Long term portion of fixed rate CIRR loans	62	62	84	84
Fixed interest bonds - short term	343	342	323	342
Fixed interest bonds - long term	1,597	1,892	1,545	1,892
Floating interest bonds - long term	482	592	483	622
Related party fixed rate debt - long term	301	301	415	415

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners, Archer and SeaMex are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by the Company at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on June 30, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on June 30, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

The fair value of the loans provided by Ship Finance to the Company's VIE's are estimated to be equal to the carrying value as the loans were entered into at market rates.  The debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.
Financial instruments that are measured at fair value on a recurring basis:
		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	June 30, 2015	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	631	631	—	—
Interest rate swap contracts – short term receivable	2	—	2	—
Foreign exchange forwards – short term receivable	1	—	1	—
Total assets	634	631	3	—

Liabilities:
Interest rate swap contracts – short term payable	143	—	143	—
Interest rate swap contracts – long term payable	3	—	3	—
Cross currency swap contracts – short term payable	241	—	241	—
Other derivative instruments – short term payable	8	—	8	—
Total liabilities	395	—	395	—

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	751	751	—	—
Interest rate swap contracts – short term receivable	5	—	5	—
Total assets	756	751	5	—

Liabilities:
Interest rate swap contracts – short term payable	139	—	139	—
Interest rate swap contracts – long term payable	3	—	3	—
Cross currency swap contracts – short term payable	201	—	201	—
Foreign exchange forwards – short term payable	27	—	27	—
Other derivative instruments – short term payable	5	—	5	—
Total liabilities	375	—	375	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of June 30, 2015.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Note 16 – Variable Interest Entities

As of June 30, 2015, the Company leased two semi-submersible rigs, and a jack-up rig from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

The following table gives a summary of the sale and leaseback arrangements, as of June 30, 2015:
Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus*	June 2013	600	370	June 2018	170	June 2028

*Ship Finance has a right to require the Company to purchase the West Linus rig on the 15th anniversary for the price of $100 million if the Company doesn't exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At June 30, 2015 and at December 31, 2014 the units are reported under drilling units in the Company's balance sheet.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In $ thousands)
Unit	2015	2016	2017	2018	2019
West Taurus	186	165	158	158	144
West Hercules	180	179	170	166	143
West Linus	222	222	222	222	173

The assets and liabilities in the accounts of the VIEs as at June 30, 2015 and as at December 31, 2014 are as follows:

	June 30, 2015			December 31, 2014
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	408	411	553	429	426	574
Amount due from related parties	4	5	—	—	—	—
Other assets	3	2	—	13	10	—
Total assets	415	418	553	442	436	574

Short-term interest bearing debt	23	28	51	32	28	51
Long-term interest bearing debt	260	293	326	271	256	400
Other liabilities	2	—	3	6	6	3
Short-term debt due to related parties	—	—	30	—	—	—
Long-term debt due to related parties	94	82	125	100	135	111
Total liabilities	379	403	535	409	425	565
Equity	36	15	18	33	11	9

Book value of units in the Company's consolidated accounts	444	587	570	450	603	581

Historically the Company presented balances due to/from Ship Finance on a gross basis. From June 30, 2015 the Company has elected to represent this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of the Company's related party net debt position. Accordingly the Company has represented $45 million related to SFL Deepwater Ltd, $5 million related to SFL Hercules Ltd, and $14 million related to SFL Linus Ltd as at December 31, 2014, from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). Similarly, the Company has presented $51 million related to SFL Deepwater Ltd and $63 million related to SFL Hercules Ltd as at June 30, 2015 from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Related party transactions

Seadrill Partners

The following is a summary of the related party agreements with Seadrill Partners:
Management agreements - Income recognized under the management, administrative and technical service agreements for the three and six months ended June 30, 2015 were $12 million and $25 million (three and six months ended June 30, 2014: income of $20 million and $32 million, respectively).

Other revenues and expenses - Other revenues and expenses include operating revenues and costs earned and incurred for certain drilling units on behalf of subsidiaries of Seadrill Partners, insurance premiums and bareboat charter arrangements.  Other revenues and expenses earned and incurred for the three months ended June 30, 2015 were $12 million and $3 million, respectively (2014: $14 million and $10 million, respectively). Other revenues and expenses earned and incurred for the six months ended June 30, 2015 were $20 million and $5 million, respectively (2014: $18 million and $19 million, respectively)

Rig financing agreements - Total amounts owed under the rig financing agreements as of June 30, 2015, relating to the T-15 and T-16, totaled $149 million (December 31, 2014: $159 million).

Extension of West Vencedor loan agreement to Seadrill Partners - The West Vencedor Loan Agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. As at June 30, 2015 the total net book value of the West Vencedor pledged as security by Seadrill Partners was $179 million. The outstanding balance under the West Vencedor Loan Agreement due to the Company was $66 million as of June 30, 2015 ($78 million as of December 31, 2014).

$110 million Vendor financing loan - In May, 2013, Seadrill Partners borrowed from the Company $110 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.00% and matures in May 2016. The outstanding balance as at June 30, 2015 was $110 million (2014: $110 million).

Interest income, including commitment fees, for the three and six months ended June 30, 2015 for these arrangements was $4 million and $8 million, respectively (2014: $14 million and $32 million, respectively).

Guarantees / Joint and several liability - Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities for any losses incurred which do not relate to the T-15 and T-16.

Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility.  Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Vela.

In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners.  One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 4 for further details. Seadrill Limited continues to act as a guarantor under the facility.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Derivative interest rate swap agreements - the Company recharges interest rate swap agreements to Seadrill Partners on a back to back basis. The total net charged to Seadrill Partners for the three and six months ended June 30, 2015 was a loss of $1 million and a gain of $7 million, respectively (2014: a gain of $21 million and a gain of $40 million, respectively).

Receivables and Payables – Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Receivables/(payables) with Seadrill Partners and its subsidiaries as of June 30, 2015 and December 31, 2014 consisted of the following:
(In $ millions)	June 30, 2015	December 31, 2014
Rig financing and loan agreements	215	237
$109.5 million Vendor financing loan	110	110
Deferred consideration receivable	78	74
Other receivables	197	264
Other payables	(15)	(77)

Other Related parties

The Company transacts business with the following related parties, being companies in which our principal shareholder Hemen Holding Ltd ("Hemen") has a significant interest:

•	Ship Finance International Limited ("Ship Finance")

•	Metrogas Holdings Inc. ("Metrogas")

•	Archer Limited ("Archer")

•	Frontline Management (Bermuda) Limited ("Frontline")

Ship Finance transactions
We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders, Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements. Refer to Note 16 Variable Interest Entities. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the three and six month periods ended June 30, 2015 and 2014, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:
	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
West Polaris *	—	13	—	27
West Hercules	14	20	27	39
West Taurus	12	27	32	54
West Linus	20	12	40	16
Total	46	72	99	136
* The West Polaris was repurchased from Ship Finance on December 30, 2014.

These lease costs are eliminated on consolidation.

The VIEs had net loans due to Ship Finance amounting to $301 million as at June 30, 2015 (December 31, 2014: $351 million). The related party loans are disclosed as "Long-term debt due to related parties" on the balance sheet. The loans bear interest at a fixed rate of 4.5% per annum. The total interest expense incurred for the six months ended June 30, 2015 was $4 million (2014: $6 million).

Archer transactions

On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to the Company is limited to $100 million.  The guarantee fee is 1.25% per annum. On July 31, 2013, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. The guarantee fee is 1.25% per annum.

As disclosed within their Q2 earnings release, which is publicly available, Archer expect to breach the financial covenants relating to these financing arrangements before the end of 2015.  Archer is currently evaluating options to remedy these potential breaches.  The Company does not deem it probable that it will be required to honor the guarantee and as such no loss contingency has been recognized within the financial statements.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of €48.4 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

These guarantee fees are included in other financial items in our consolidated statement of operations. The guarantee fees charged were $1 million and $2 million for the three and six months ended June 30, 2015, respectively (2014: $1 million and $2 million, respectively).

Archer provides certain management support and administrative services for the Company, and charged the Company fees of $1 million and $1 million for the three and six months ended June 30, 2015, respectively (2014: nil).  These amounts are included in general and administrative expenses.

On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As of the date of the purchase by the Company there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018. Interest income for the three and six months ended June 30, 2015 for this loans was $1 million (2014: nil)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Frontline transactions

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $2 million and $3 million for the three and six months ended June 30, 2015, respectively (2014: $2 million and $3 million, respectively).  These amounts are included in general and administrative expenses.

Other related parties

SeaMex Limited disclosures

As of March 10, 2015, the date of deconsolidation, SeaMex Limited (see Note 4) is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements with SeaMex:

Management and administrative service agreements
In connection with the JV agreement, SeaMex, entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides SeaMex certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 8%. The agreement can be terminated by providing 60 days written notice.  Income recognized under the management and administrative agreements for the three and six months ended June 30, 2015 was $2 million (2014: nil).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the JV, will continue to provide management services to Sea Dragon De Mexico in respect of managing the rig West Pegasus and will charge a fee of 5% plus costs incurred in connection with managing the rig on its behalf.

Seadrill Jack Up Operations De Mexico has charged the Company fees, under the above agreements of $1 million for the three and six months ended June 30, 2015 (2014: nil).  These amounts are included in general and administrative expenses.

Also, Sea Dragon De Mexico (wholly owned subsidiary of Seadrill Limited) has entered into a service agreement with Seadrill Titania De Mexico (wholly owned subsidiary of SeaMex) whereby Sea Dragon De Mexico acts on behalf of Seadrill Titania De Mexico in connection with the operations of West Titania in Mexico. Under this agreement, Sea Dragon De Mexico will earn a management fees of $10,000 per month over the cost that it incurs on managing the rig.

The share of results from the joint venture recognized for three and six months ended June 30, 2015 was a loss of $2 million and $4 million, respectively (2014: nil).

$250 million Seller's credit - In March 2015, SeaMex borrowed from the Company $250 million as Seller's credit. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20m. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The outstanding balance as at March 31, 2015 was $250 million.

$162 million consideration receivable - SeaMex agreed to pay to the Company an amount of $162 million being consideration receivable in respect of disposal which was payable at the time of allocation of rig contract in relation to West Titania to the Joint Venture. This amount has been paid in full during July 2015.

Interest income for the three and six months ended June 30, 2015 for these loans was $6 million and $8 million, respectively (2014: nil)

Receivables and Payables – Receivables and payables with SeaMex joint venture are comprised of management fees, advisory and administrative services, and other items including accrued interest.  Receivables and payables are generally settled quarterly in arrears. Trading balances with SeaMex Joint Venture are unsecured, bear a monthly interest rate equal to 1.5%, compounded monthly and are intended to be settled in the ordinary course of business.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Receivables/(payables) with SeaMex Joint Venture as of June 30, 2015 consisted of the following:
(In $ millions)	June 30, 2015
Consideration receivable	162
Seller's credit	250
Other receivables	58

Seabras Sapura transactions
Seabras Sapura Participacoes SA and Seabras Sapura Holdco Ltd, together referred to as Seabras Sapura, are joint ventures each owned 50% by the Company.
The Company has provided yard guarantees in relation to the Seabras Sapura Participacoes pipe-laying vessel of €47 million, which have been provided on a 50:50 basis with TL Offshore. The guarantee continues to be in place until the yard obligations have been fulfilled, which is expected to be in 2015.
The Company has provided yard guarantees in relation to Seabras Sapura Holdco pipe-laying vessels totaling $250 million (December 31, 2014: $325 million), which have been provided on a 50:50 basis with TL Offshore. The guarantees continue to be in place until the yard obligations have been fulfilled, which is expected to be during 2016 for the final three vessels.
In May 2014, the Company provided a loan to Seabras Sapura of $11 million. The loan has an interest of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. The outstanding balance as at June 30, 2015 was $11 million (December 31, 2014: $11 million).
In May 2014, the Company provided a loan to Seabras Sapura of €3 million. The loan has an interest of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. The outstanding balance as at June 30, 2015 was $5 million (December 31, 2014: $5 million).
In January 2015, the Company provided a loan to Seabras Sapura of $18 million. The outstanding balance as at June 30, 2015 was $18 million. The loan has an interest of 3.4% and is repayable by February 16, 2016.
In April 2015 the Company provided a loan to Seabras Sapura.  The outstanding balance as at June 30, 2015 was $14 million (2014: nil). The loan has an interest of 3.99% and is repayable on demand.

In April 2015 the relevant subsidiaries under the joint venture entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company has guaranteed, on a 50:50 basis with SapuraKencana, the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions.
The total net interest income of the above loans relating to Seabras Sapura for three and six months ended June 30, 2015 was nil (2014: nil).
Note 18 – Commitments and contingencies

Purchase Commitments

At June 30, 2015, we had fifteen contractual commitments under newbuilding contracts. The contracts are for the construction of three semi-submersible rigs, four drillships and, eight jack-up rigs. The units are scheduled to be delivered in 2015, 2016 and 2017. As of June 30, 2015 we have paid $1,427 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $4,883 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The maturity schedule for the remaining payments is as follows:

(In $ millions)	As of June 30, 2015
2015	2,519
2016	1,071
2017	1,293
Total	4,883

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of June 30, 2015.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends.  In January 2015, a second purported shareholder class action lawsuit,  Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds.  In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds.  On March 24, 2015, the court consolidated these complaints into a single action.  On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended by complaint by July 23, 2015. The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Limited and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction. Although we intend to vigorously defend this action, we cannot predict the outcome of this case, nor can we estimate the amount of any possible loss.  Accordingly, no loss contingency has been recognized within the financial statements.

Other matters

Sevan Drilling is a controlled subsidiary of the Company.  On June 29, 2015, Sevan Drilling disclosed that it has initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group  For further details please refer to the Sevan Drilling Interim Financial Report Second Quarter 2015 which is publicly available.  We cannot predict whether any governmental authority will seek to investigate this matter, or if a proceeding were opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill's consolidated financial statements.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:
	Six months ended
(In $ millions)	June 30, 2015	June 30, 2014
Non-cash investing activities
Disposal of subsidiaries - existing bank loan repaid (1)	150	—
Disposal of West Auriga - consideration received as a loan note (2)	—	100
Non-cash financing activities
Repayment of bank loan through disposal of subsidiaries (1)	(150)	—
Repayment relating to share forward contracts and other derivatives (3)	(136)	—

(1) Existing debt of the Company was directly settled as consideration for the disposal of certain drilling rigs to the SeaMex joint venture - see Note 4 for more details.
(2) Disposal of the West Auriga in Q1 2014 - loan note receivable from Seadrill Partners was settled as part of term loan B refinancing proceeds.
(3) During the period, Company made a payment for settlement of Sevan share repurchase agreements using cash balances already classified as restricted.

Note 20 – Subsequent Events

Extension of SapuraKencana financing agreement

On July 10, 2015, the Company amended the financing arrangement relating to its equity investment in SapuraKencana, and extended the maturity to July 2018. The settlement on maturity was reduced from $250 million to $160 million, with the existing restricted cash balance used to reduce the liability.
Sevan Drilling forwards

On August 7, 2015, the Company rolled the forward agreement for 4,091,425 shares in Sevan Drilling Limited with a new expiry date of November 6, 2015 and a strike price of NOK 8.5539. On August 11, 2015, the Company rolled the forward agreement for 10,803,274 shares in Sevan Drilling Limited with a new expiry date of November 6, 2015 and a strike price of NOK 8.9482.
$450 million senior secured credit facility

On August 26, 2015 the Company entered into a $450 million senior secured credit facility with a syndicate of banks secured against  the West Freedom, West Mischief, West Vigilant, West Resolute, West Prospero and West Ariel.  The facility has a five year term and an 8.5 year profile.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT BY THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

We confirm, to the best of our knowledge, that the condensed financial statements for the period January 1 to June 30, 2015 has been prepared in accordance with US GAAP – Interim Financial Reporting, and gives a true and fair view of the Group's assets, liabilities, financial position and profit as a whole. We also confirm, to the best of our knowledge, that the interim report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related transactions.

August 27, 2015

The Board of Directors	Per Wullf
Seadrill Limited	CEO and President Seadrill Management Limited
Hamilton, Bermuda	London, United Kingdom